Exhibit 99.1

3SBio Inc. Announces
Receipt of "Going Private" Proposal at $15 Per ADS

SHENYANG, CHINA – September 12, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that its Board of Directors has received a preliminary non-binding proposal letter dated September 12, 2012 from its Chairman and Chief Executive Officer, Dr. Jing Lou, and CPEChina Fund, L.P., an exempted limited partnership registered under the laws of the Cayman Islands and a China-focused private equity fund associated with CITIC Private Equity Funds Management Co. Ltd. ("CITIC PE"), to acquire all of the outstanding shares of 3SBio Inc. not currently owned by Dr. Lou and his affiliates in a going private transaction for $15 per American Depositary Share ("ADS", each ADS representing 7 ordinary shares of the Company) in cash, subject to certain conditions.

According to the proposal letter, the acquisition is intended to be financed through a combination of debt and equity capital, and the buyer consortium has been in discussion with a financial institution which has expressed interest in financing the proposed acquisition. A copy of the proposal letter is set forth below as Exhibit A.

3SBio's Board of Directors has formed a special committee of independent directors (the "Independent Committee") consisting of Mr. Tianruo (Robert) Pu, Mr. Mingde Yu, and Mr. Peiguo Cong, to consider this proposal. The Independent Committee will retain a financial advisor and legal counsel to assist it in its work. The Board of Directors cautions the Company's shareholders and others considering trading in its securities that the Board just received the preliminary non-binding proposal from Dr. Lou and CITIC PE and no decisions have been made by the Independent Committee with respect to 3SBio’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 3SBio’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in 3SBio’s filings with the U.S. Securities and Exchange Commission. 3SBio does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

Exhibit A

CPECHINA FUND, L.P.
DR. JING LOU

September 12, 2012

The Board of Directors
3SBio Inc.
No.3 A1, Road 10, Econ. & Tech. Development Zone
Shenyang 110027
P.R.China

Dear Sirs:

CPEChina Fund, L.P. ("PE") and Dr. Jing Lou ("Dr. Lou"), Chairman and CEO of the Company, are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of 3SBio Inc. (the "Company") not owned by Dr. Lou, his affiliates or certain members of management who choose to roll over their Shares in a going-private transaction (the "Acquisition").

We believe that our proposal of US$15 in cash per American Depositary share of the Company ("ADS", each representing seven Shares), or US$2.1428 in cash per Share, will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 30% to both the Company’s closing price on September 11, 2012 and the volume-weighted average closing price during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer. PE and Dr. Lou have entered into a letter agreement dated September 12, 2012 (the "Consortium Agreement"), pursuant to which Dr. Lou will form an acquisition vehicle for the purpose of pursuing the Acquisition ("Acquisition Vehicle"), and PE and Dr. Lou will work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2. Purchase Price. The maximum consideration payable for the Shares acquired in the Acquisition will be US$15 per ADS, or US$2.1428 per Share, in cash.

3. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Debt financing will be provided by PE or its affiliated entity through purchase of convertible notes issued by the Acquisition Vehicle and loans from third party financial institutions. We are in discussions with a financial institution which has expressed interest in providing loans to finance the Acquisition. Equity financing will be provided by Dr. Lou and other rollover shareholders in the form of equity in the Company.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") concurrently with our due diligence review. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. About PE. CPEChina Fund, L.P. (the "Fund") is associated with CITIC Private Equity Funds Management Co. Ltd. ("CITIC PE"). The Fund focuses on investments in Chinese companies, generally those that are incorporated, principally based, or has substantial operations in China. As one of the leading private equity firms in China, CITIC PE currently manages four funds with total assets under management of approximately US$5 billion.

8. Advisors. The buyer consortium has retained Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel, and PE has retained Akin Gump Strauss Hauer & Feld LLP as its legal counsel, in connection with this proposal and the Acquisition.

9. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that Dr. Lou, his affiliates and certain members of management who may choose to roll over their Shares do not already own, and that Dr. Lou and his affiliates do not intend to sell their stake in the Company to a third party.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

* * * * *

[Signature Page to Follow]

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Huihui Li of CITIC PE at +86 10 8507 9026 or Dr. Lou at +86 24 2581 1820. We look forward to speaking with you.

Sincerely,

CPEChina Fund, L.P.
By: CITIC PE ASSOCIATES, L.P.

By: CITIC PE Funds Limited

By: /s/ Ching Nar Cindy Chan
Name: Ching Nar Cindy Chan
Title: Director

/s/ Dr. Jing Lou
Dr. Jing Lou

[Signature Page to Proposal Letter]